FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                  June 25, 2004

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)

                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423450
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....


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                                                                   June 25, 2004


On June 25, 2004 OAO Tatneft issued the following press-release:

                                  Press-Release

Tenth general meeting of shareholders of OAO "Tatneft" was held on June 25 in Almetyevsk (Republic of Tatarstan) to review company results for the year 2003.

Mr. Shafagat F. Takhautdinov, General Director of OAO "Tatneft" presented the report of the Board of Directors on the results of the year 2003. In the report he noted that Tatneft is a vertically integrated holding company. The capitalization of the company grew by 1.4 times to US$2.3 billion. The company continues to adhere to positive dividend policy, increasing dividend payments by more than 2.2 times from RR360 million to RR800 million, or 7% of net income.

Production has been stable at 24-25 million tons per year for the past eight years. In 2003, the company produced 24.669 million tons of oil (in 2002 -
24.612 million). More than 45% of the total oil output was produced through the use of the secondary and tertiary recovery methods.

In 2003, a lot of attention was devoted to reserve restoration and exploration for new oil fields. The level of exploratory drilling was comparable to the previous year, with exploration taking place in the Tatarstan, Kalmykia, Orenburg and Samara regions and starting in the Ulyanovsk region. Overall, 811 thousand meters were drilled. During 2003, company's oil reserves grew by 30 million tons. The international audit of reserves indicated that reserves stood at 837 million tons at the start of 2004.

The meeting was informed about improvements in Tatneft's corporate governance, including the creation of the disclosure, audit and corporate governance committees of the Board of Directors.

The shareholders have reached a decision on all agenda items. The meeting approved the report of the Board of Directors on the financial and economic results of the company. New Board of Directors was elected, with two foreign citizens becoming members of the Board of Directors for the first time in Tatneft's history. Mr. R.N. Minnikhanov, the Prime Minister of Tatarstan, was reelected as the chairman of the Board of Directors. OOO "Ernst & Young" was approved as Tatneft's auditor.

The meeting approved a number of amendments to the charter and internal constitutive documents of the company directed toward improvements in corporate governance. By this the company demonstrates its intention to strictly adhere to the high standards and listing rules of the stock exchanges.

For the first time a report on the social projects of the company - corporate social programs - was prepared and presented to the shareholders.

In his conclusion speech Prime Minister of Tatarstan/Chairman of Tatneft's Board of Directors Mr. Minnikhanov gave high marks to the company's operations noting its socio-economic importance for Tatarstan given its contribution to the regional budget.

The following primary goals were set for the company for 2004:

     o    1% production growth;

     o    financial and economic stability;

     o    further development of oil refining and petrochemical capabilities.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    OAO TATNEFT

                                    By:   /s/ Vladimir P. Lavushchenko
                                       --------------------------------
                                       Name:  Vladimir P. Lavushchenko
                                       Title: Deputy General Director
                                              for Economics, Chairman of
                                              Disclosure Committee

Date:    June 25, 2004